Geoship



ANNUAL REPORT

12394 Bitney Springs Rd
Nevada City, CA 95959

530-424-8260
www.geoship.is

This Annual Report is dated April 26, 2024.

BUSINESS

Geoship designs and manufactures ceramic composite homes, auxiliary dwellings, ceramic building materials, and related products and services. We transform raw minerals and natural fibers into finished building components, which are packed into shipping containers and assembled on-site. We aim to offer an end-to-end solution that reduces the costs and inefficiencies that have plagued the home building industry.

Previous Offerings

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Offering End Date	Exemption from Registration Used or Public Offering
Common Stock	197,327	$63,111.57	April 25, 2020	Rule 506(b)
Common Stock	2,193,046	$1,069,894	June 30, 2020	Regulation CF
Common Stock	499,800	$243,831	June 30, 2020	Rule 506(b)
Common Stock	521,739	$300,000	July 20, 2021	Rule 506(b)
Common Stock	277,681	$519,532	June 28, 2022	Regulation CF
Crowd SAFE	N/A	$404,109	May 1, 2023	Regulation CF
SAFE	N/A	$1,388,888	As of 12/31/2023	Rule 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

	Prior fiscal year (2022)	Most recent fiscal year-end (2023)
Total Assets*	$599,882	$1,670,346
Cash & Cash Equivalents*	$46,865	$1,106,656
Accounts Receivable*	$4,768	$4,768
Short-term Debt*	$245,000	$200,000
Long-term Debt*	$816,853	$1,000,000
Revenues / Sales*	$0	$0
Costs of Goods Sold*	$0	$0
Taxes Paid*	$0	$0
Net Income*	$-1,024,819 ($613,248 net cash used in operating activities)	$-889,978

Liquidity and Capital Resources

On December 31, 2023, the Company had cash of $1,106,656 available for use. Additional funds were committed at this time but had not yet been disbursed through an Angel List RUV.

Debt

Amount outstanding	$1,000,000.00
Type of debt	Secured Note
Name of creditor	Shareholder
Interest rate and payment schedule	10 year note. 1.5% interest for first 3 years, then 7% interest.
Amortization schedule	Interest only payments due quarterly.
Describe any collateral or security	Secured by 106 acres of commercial land at 12435 Bitney Springs Rd
Maturity date	July 10, 2030
Other material terms	Included equity based incentive grant, discount on future domes purchased from the Company.

Amount outstanding	$20,000
Type of debt	Unsecured Note
Name of creditor	Shareholder
Interest rate and payment schedule	15% annual interest rate beginning Jan 20, 2022
Maturity date	April 20, 2022

Amount outstanding	$180,000
Type of debt	Secured Note
Name of creditor	Shareholder/Board Member
Interest rate and payment schedule	15% annual interest rate beginning Oct 3, 2022
Maturity date	April 3, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Morgan Bierschenk - Co-Founder, Director, CEO

Mr. Bierschenk is the Company's Chief Executive Officer, Founder and a Director, and has served in these capacities since the Company's inception in 2014. He is an industrial engineer, programmer, sailor, and entrepreneur. Mr. Bierschenk began his career at Intel Corporation, where he was employed for over 5 years as a database programmer, business analyst, project manager, and industrial engineer. He then left his corporate career and embarked upon a decade long journey, sailing and travelling around the world. During this time he was focused on self education, meditation, volunteering, living simply, and doing no harm, while he investigated how to fully devote his time and attention to his highest path of service.

Mr. Bierschenk holds dual Bachelors of Science degrees in Industrial Engineering and Computer Information Systems from Washington State University.

Mr. Bierschenk's current primary role is with Geoship. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the strategic execution of Geoship's short-tem and long-term objectives; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the regenerative architecture landscape, expansion opportunities, and industry developments; ensuring that the Company serves it's shareholders with high levels of social and ecological responsibility wherever it does business; assessing risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measured and met with skillful means.

Bastiaan Kools - Co-Founder, Secretary, Director, Design and Creative Team

Mr Kools current primary role is with Geoship. As the Creative Director, he is generally responsible for customer experience and product interaction design and has served in this capacity since joining the company. Bas is a product and experience designer with a Masters degree from the Royal College of Art. For the last one and a half decade he worked internationally as an independent designer and consultant for the public and private sector in the realms of design for public space, education, and products. He likes to say that "Design is about redefining the ways we relate to each other, our objects and the world around us".

Mr Kools current primary role in the company is to design the experience of future customers and stakeholders, both in the digital realm and the physical product realm. Through close collaboration, the

Geoship founding partners, the team and additional external experts, design the optimal product experience through all stages of growth.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees (including the officers).

<center>PRINCIPAL SECURITY HOLDERS</center>

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

A majority of the voting shares in the Company is owned by Morgan Bierschenk.

Below the beneficial owners of 5% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Voting Equity Owned
Morgan Bierschenk	59.9%[1]
Bastiaan Kools	17.0%[2]
Adam Bierschenk	4.85%

(1) Morgan Bierschenk owns 7,000,000 common shares and a voting proxy for an additional 5,355,460 shares.
(2) Bastiaan Kools owns 3,500,000 options, which are vested fully.

OUR SECURITIES

Our authorized capital stock consists of 25,000,000 shares of common stock and 5,000,000 shares of preferred stock, both par value $0.0001 per share. As of December 31, 2023, 12,470,993 shares of common stock, 8,167,749 stock options, and 0 shares of preferred stock are outstanding.

There are no anti-dilution rights for any outstanding shares. Voting rights are one vote per share. Geoship is committed to stewarding ownership. All shareholders who are not engaged in the company's day-to-day operations are asked to execute a proxy agreement providing the right to vote their shares to the CEO of the Company.

The company plans to progressively decentralize into a multi-stakeholder cooperative with new share classes (see risk below under the heading "Multi-Stakeholder Cooperative, New Share Classes"). Additionally, the company's founders intend to progressively distribute their ownership to serve the company's ultimate goal of Multi-Stakeholder Stewardship and A Perpetual Purpose Trust.

General Risks

Uncertain Risk

- Geoship has not yet completed product development. By investing in Geoship now, you are investing in a vision, because you believe in the team, market, and technology. An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

- Geoship has yet to finish product development, our cost estimates and financial projections are only estimates. In order for Geoship to meet its financial projections the company has to produce and sell at least 2,000 dome units per year (approx. 1,500 homes). This is approximately 0.1% of the current US home construction market. In other words, you are betting that at least one in one thousand home buyers will chose to build bioceramic domes rather than conventional homes. OR that bioceramic domes will attract new buyers who are currently renting or buying used homes rather than new construction. OR that Geoship will expand internationally. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

- The valuation for the offering was established by the Company, based upon financial projections and comparisons to similar companies. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

- Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

- You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The company is owned by founders who are on a mission to expand consciousness, belonging, and stewardship of Spaceship Earth. The founders are stewards and plan to establish a perpetual purpose driven trust that governs Geoship. This means it's extremely unlikely or impossible that Geoship will ever be acquired by an existing corporation. Geoship plans to IPO or establish a secondary market for its securities to provide investors with an exit. However this market does not currently exist and there may never be one.

Multi-Stakeholder Cooperative, New Share Classes

- Traditional corporations are owned and controlled by investors and/or founders. We believe that other stakeholders, including customers and nature stewards, should also receive ownership benefits and participate in corporate governance. This is already happening with companies like Airbnb setting aside 1% or more of their capital stock to benefit their customers. Many other companies, such as Rivian, have created similar models to benefit nature and environmental concerns. Subject to any applicable approvals by our board of directors and shareholders, Geoship eventually intends to issue up to 50% of our capital stock to customers and nature stakeholders. This allocation will occur slowly over time, beginning after Geoship does some form of IPO. We contemplate that the capital stock issuable to customer and nature stakeholders will go into funds, and be invested into projects that support customer and nature communities.

Examples of potential programs that could be funded by the Geoship Customer and Nature funds include:

- Village housing for low-income families and individuals.
- Grant programs to ecosystem restoration projects in and around Geoship villages.
- Maintenance and dome upgrades for Geoship customers.
- Grants and loans for community building projects.
- Annual awards to members who advance the Geoship mission.

We plan to establish a perpetual purpose-driven trust, a board of trustees, and a liquid democracy platform, to ensure all voices are heard and that Geoship serves its co-operative mission now and for generations to come.

Strategic Advantages of the Geoship Cooperative model:

1) Addresses the externalities of resource extraction.
2) Serves as a strategic advantage in sales.
3) Creates a barrier to entry for competitors.
4) Is a fundamental way we operate integrally with our purpose.

Funds Risks

If the Company cannot raise sufficient funds it will not succeed

- The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to scale, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

- We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

- We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

- Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

- Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Product or Service Risks

We may never have an operational product or service

- It is possible that there may never be an operational bioceramic dome or that the product may never be used by customers. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

- It is possible that there may never be an operational bioceramic dome or that the dome may never be used for housing. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

- We are currently in the manufacturing development stage and have only manufactured prototypes for our bioceramic dome. Delays or cost overruns in the development of bioceramic domes and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Security Rights Risks

Minority Holder; Securities with Voting Rights

- The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

- You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

- The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

- Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Market Competition and Operating History Risks

Our new product could fail to achieve the sales projections we expected

- Our growth projections are based on an assumption that by building a brand and continuing to earn more media, bioceramic domes will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

- We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

- Geoship has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Geoship has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

- The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that bioceramic domes are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Trademarks and Patents Risks

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

- Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

- Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Miscellaneous Risks

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

- To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

- Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

- We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Other Risks

The Company has signed a Signed-to-Trade agreement with StartEngine's Secondary platform however there are restrictions related to the future sale of the company's securities.

- A REGULATION CROWDFUNDING ("REG. CF") OFFERING SUCH AS THIS ONE CANNOT BE RESOLD FOR ONE YEAR. THIS MEANS THAT EVEN IF THE COMPANY SUCCESSFULLY LISTS ON STARTENGINE SECONDARY, YOU WILL NOT BE ABLE TO QUOTE YOUR SECURITIES PURCHASED IN THIS OFFERING FOR SALE UNTIL AT LEAST ONE YEAR AFTER THE PURCHASE HAS OCCURRED. ADDITIONALLY, WHILE THE COMPANY HAS SIGNED A QUOTATION AGREEMENT TO TRADE THE SECURITIES OFFERED ON STARTENGINE SECONDARY'S NEW ALTERNATIVE TRADING SYSTEM (THE "ATS"), A COMPANY THAT INTENDS TO BE QUOTED ON THE MARKETPLACE WILL BE SUBJECT TO CERTAIN REQUIREMENTS WHICH THE COMPANY MAY OR MAY NOT BE ABLE TO SATISFY IN A TIMELY MANNER. EVEN IF A COMPANY IS QUALIFIED TO QUOTE ITS SECURITIES ON THE MARKET, THERE IS NO GUARANTEE AN ACTIVE TRADING MARKET FOR THE SECURITIES WILL EVER DEVELOP, OR IF DEVELOPED, BE MAINTAINED. YOU SHOULD ASSUME

THAT YOU MAY NOT BE ABLE TO LIQUIDATE YOUR INVESTMENT FOR SOME TIME OR BE ABLE TO PLEDGE THESE SHARES AS COLLATERAL.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Geoship SPC

By



_____

Name: Morgan Bierschenk

Title: Co-Founder/Chief Executive Officer

Exhibit A

Geoship 2023 Audited Financial Statements

CERTIFICATION

I, Morgan Bierschenk, Principal Executive Officer of Geoship SPC, hereby certify that the financial statements of Geoship SPC included in this Report are true and complete in all material respects.



Principal Executive Officer